MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.
100 Executive Court
Waxahachie, TX 75165

August 18, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edwin Kim

RE:	Minority Equality Opportunities Acquisition Inc.
Registration Statement on Form S-4
Originally Filed November 30, 2022
File No. 333-268617

Dear Sir / Madam:

Minority Equality Opportunities Acquisition Inc. (the “Registrant”), previously filed the above-referenced registration statement on Form S-4 (the “Registration Statement”), with related amendments, which was declared effective on April 28, 2023. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement was filed in connection with a proposed business combination pursuant to a Business Combination Agreement, dated as of August 30, 2022, by and among the Registrant, MEOA Merger Sub, Inc., and Digerati Technologies, Inc. (the “Business Combination Agreement”). On June 15, 2023, the Business Combination Agreement was terminated. As a result, the securities to be issued under the Registration Statement will not be issued. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

If you have any questions about this withdrawal request, please contact Michael T. Campoli of Pryor Cashman LLP by phone at (212) 326-0468 or by email at mcampoli@pryorcashman.com.

Sincerely,

/s/ Shawn D. Rochester
Shawn D. Rochester
President & Chief Executive Officer
Minority Equality Opportunities Acquisition Inc.